                                                                     Exhibit D-7

                 [BRUDER, GENTILE & MARCOUX, L.L.P. LETTERHEAD]





                                  March 1, 2000





The Honorable David P. Boergers
Secretary
Route ES-1, Room 11G-1
Federal Energy Regulatory Commission
888 First Street, N.E.
Washington, DC 20426

                   Re:      Delmarva Power & Light Company and
                            Atlantic City Electric Company
                            Request for Approval of Journal Entries to Reflect Dividend Payments out of Paid-In Capital
                            ----------------------------------------

Dear Mr. Boergers:

         This letter concerns proposed dividend payments out of paid-in capital by Delmarva Power & Light Company ("Delmarva") and Atlantic City Electric Company ("Atlantic") in connection with their transfer of certain facilities to their affiliates Conectiv Delmarva Generation ("CDG") and Conectiv Atlantic Generation ("CAG"), respectively. Proposed journal entries reflecting then available data were included in and the facility transfer to CDG and CAG are described in the December 17, 1999 application which Delmarva and Atlantic submitted to the Commission under Section 203 of the Federal Power Act ("FPA") in Docket No. EC00-40-000 ("Section 203 Application"). The purpose of this letter is to request the Commission's approval of the accounting for such dividend payments as reflected in the journal entries (Appendix A) submitted with the Section 203 application and a finding as part of that approval that such payments are not prohibited by Section 305(a) of the FPA.(1)

         Conversion of Delmarva and Atlantic Wires Companies: As explained in the Section 203 application, Conectiv proposes to sell most of the Delmarva and Atlantic generating resources (nuclear and chiefly base load fossil) to independent third parties and to transfer the remaining resources (chiefly intermediate and peaking) to CDG and


--------
(1) The data for the actual journal entries would be developed when the facility transfers are completed.

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The Honorable David P. Boergers
March 1, 2000
Page 2
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CAG who are not engaged in the transmission and distribution business. The total
Delmarva and Atlantic electric generating capacity to be sold to independent third parties is 2,447 MW. The resources to be transferred to CDG and CAG represent 1,960 MW.

         The sale of the Delmarva and Atlantic nuclear generating facilities is the subject of pending Section 203 applications in Docket Nos. EC00-34-000 and EC00-35-000. Delmarva and Atlantic have recently entered into purchase and sale agreements for the sale of their non-CDG and non-CAG fossil facilities, and the pertinent Section 203 applications for those transactions will be submitted to the Commission within the next several weeks.

         Conectiv's overall intent is to convert Delmarva and Atlantic into wires companies that provide only regulated electric transmission and distribution services.(2) After the sale of the 2,447 MW to third parties and the transfer of 1,960 MW to CDG and CAG, the two utilities will own no generating assets. They will also gradually exit from the power sales business. For an interim period, they will continue to serve retail customers on a default basis until those customers find new suppliers. Delmarva will also continue to procure the power supply for existing wholesale customers, but only until those customers' current wholesale contracts expire.(3)

         The Capital Dividends: As noted, the transactions giving rise to the capital dividends are the Delmarva and Atlantic transfer of facilities to CDG and CAG which are described in detail on pages 6-8 of the Section 203 application.(4) Those pages include charts illustrating the common stock and facility transfers as well as the pre-reorganization and post-reorganization structure of the Conectiv companies. The three pages are attached as Appendix B to this letter.

         The capital dividend payments consist of (i) Delmarva's capital dividend in the form of CDG common stock to be paid to Conectiv(5) and (ii) Atlantic's capital dividend in the form of ACE REIT common stock to be paid to Conectiv.(6) The Appendix A journal entries submitted with the Section 203 application do indicate that these dividends will


----------
(2) Delmarva will also continue to provide regulated gas distribution services.

(3) Conectiv hopes that the sale of the nuclear facilities and the transfer of the facilities to CDG and CAG will both be accomplished by May 1, 2000. Conectiv expects the fossil sale to third parties to be accomplished by the fall of this year.

(4) The payment of dividends out of paid-in capital has no relationship to the sale of the nuclear and fossil plant to independent third parties.

(5) Conectiv will then transfer the CDG common stock to Conectiv Energy Holding Company ("CEH"), an intermediate holding company within the Conectiv corporate family. Thus, CDG will own the former Delmarva facilities and CEH will own CDG.

(6) Atlantic transfers facilities to CAG and then contributes the ownership of CAG to ACE-REIT, a wholly-owned subsidiary of Atlantic. The effect of the dividend to Conectiv of ACE-REIT stock is to transfer indirect ownership of the facilities to Conectiv, which then contributes the stock to CEH.

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The Honorable David P. Boergers
March 1, 2000
Page 3
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be paid out of paid-in capital. However, the use of paid-in capital as the source for the dividends is not stated explicitly in the Section 203 application. Therefore, Conectiv deemed it appropriate to make this filing with the Commission to ensure that the Commission is apprised of all facets of the transaction.

         Like-Kind Transaction: Conectiv foresees the possibility of a "like-kind" transaction with an unaffiliated purchaser of its fossil facilities. Pursuant to this transaction, if it takes place, Conectiv through CDG would retain its ownership interests in the Keystone and Conemaugh generating units for approximately three months. Within an additional three months thereafter, CDG would obtain replacement property in the form of a new generating unit in exchange for its interest in Keystone and Conemaugh. If the "like-kind" transaction takes place, the payment of dividends out of paid-in capital would be increased as described hereinafter.

         Capital Payments: The following table is based on unaudited data as of December 31, 1999, and assumes that the above described like-kind transaction does and does not take place. Based on those assumptions, the table shows the effect of the accounting for the asset transfer and stock dividend as paid out of paid-in capital as opposed to retained earnings:

                                                                   Capitalization as of December 31, 1999
                                                                                    ($000)
As reported:                                                          DELMARVA                             ATLANTIC
                                                                      --------                             --------
                                                            Like-Kind           No Like-Kind

Common Stock Par Value                                              2                      2                 54,963
Additional paid-in-capital                                    528,893                528,893                493,007
Retained earnings                                            147,288*               147,288*                129,981
Total Common equity                                           676,183                676,183                677,951

Book Equity Transfer (amounts as of 7/31/99)                  301,410                275,057                 77,212

FERC Section 203 filing:

Pro forma:
Common Stock Par Value                                              2                      2                 54,963

Additional paid-in-capital                                    227,483                253,836                415,795
Retained earnings                                            147,288*               147,288*                129,981
Total Common equity                                           374,733                401,126                600,739

* Reflects an extraordinary charge, net of income taxes, of $253.6MM recorded in third quarter 1999.

Delmarva lacks sufficient retained earnings to support the asset transfer whether or not the like-kind transaction takes place and must make the payment out of paid-in capital.

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The Honorable David P. Boergers
March 1, 2000
Page 4
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While Atlantic does have a sufficient level of retained earnings to support the asset transfer, Conectiv desires to account for both transfers as a dividend out of paid-in capital. This is a temporary situation. The sale of fossil facilities to unaffiliated third parties will permit an increase in Delmarva and Atlantic retained earnings (above the post-dividend level) and a reduction in debt.

         The Statute:  Section 305(a) of the Federal Power Act provides:

                  It shall be unlawful for any officer or director of any public utility to receive for his own benefit, directly or indirectly, any money or thing of value in respect of the negotiation, hypothecation, or sale by such public utility of any security issued or to be issued by such public utility or to share in any proceeds thereof, or to participate in the making or payment of any dividends of such public utility from any funds properly included in capital account. 16 U.S.C. ' 825d (a)(1994) (emphasis added).

         Conectiv submits that Section 305(a) should not be construed as prohibiting the payment of dividends under the circumstances presented here. As the Commission recently noted, this statute had not previously been interpreted by the Commission or the courts, and there are no explicit statements in the legislative history of Section 305 which discuss the concern Congress was seeking to address in enacting the provision. See Citizens Utilities Co., 84 FERC paragraph 61,158 at 61,864 (1998). In Citizens, the Commission examined the practices which led to passage of the legislation, and concluded that Congress's concern was abuses such as the failure to identify the funds from which dividends were being paid, and the payment to holding companies of excessive dividends by their operating companies. The Commission also commented that a "key [Congressional] concern...was corporate officials raiding corporate coffers for their personal financial benefit." Id. Finding no abuses, the Commission in Citizens concluded that Section 305(a) was not applicable and approved the dividend payments.

         The Commission reached a similar result in New England Power Company and Montaup Electric Company ("NEPCO and Montaup"), 89 FERC paragraph 61,266
(1999) concerning the need to make future dividend payments out of paid-in capital because retained earnings had been restated as paid-in capital as a consequence of the accounting methods used by two utilities in completing two mergers. A second concern also implicating the utilities' capital accounts was that the amortization of the merger acquisition premium could also affect the ability to pay future dividends out of earnings. The two utilities asked for permission to pay dividends out of paid-in capital up to the pre-merger level of retained earnings and for authorization to determine earnings available to pay dividends without regard to the amortization of the acquisition premium. Finding that Section 305(a) did not apply because the abuses at which that statute were directed were not present and subject to certain conditions, the Commission authorized


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The Honorable David P. Boergers
March 1, 2000
Page 5
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the payment of dividends out of capital to the extent of the pre-merger levels of retained earnings.

         No abusive condition is present here. The facility transfer does not result in the personal financial benefit of utility company officials. Nor does it represent a defrauding of the general public or an undermining of the financial health of Delmarva and Atlantic. The source of funds is clearly identified, and the reduction in each utility's capital resulting from the dividend payment corresponds to the reduction in each utility's assets through the transfer of facilities to CDG and CAG. Also, the sale of fossil facilities to unaffiliated third parties will result in an increase in retained earnings as described above. In other words, the situation at Delmarva and Atlantic is the antithesis of the situation contemplated by Congress in adopting Section 305. As in Citizens Utilities and NEPCO and Montaup, the use of capital or unearned surplus by Delmarva and Atlantic to pay dividends is not the kind of practice
Section 305(a) was intended to prevent and does not raise public interest concerns.

         In fact, the transfer of facilities to CDG and CAG, inclusive of the dividend payments, promotes the public interest. The transfer constitutes an element of the ongoing reorganization and restructuring of the electric utility industry in the states of Delaware, New Jersey, Maryland and Virginia in which Delmarva and Atlantic have provided regulated retail electric service for many years. By redefining the role of Delmarva and Atlantic as wires companies and by transferring Delmarva and Atlantic generating resources to affiliates that will participate in the generation market but not in the wires business, the transfer complements the sale of Conectiv generation to third parties and represents a major step in the restructuring of the electricity industry in those states. This restructuring is consistent with state and federal policy favoring structural unbundling of formerly vertically integrated utilities, promoting retail choice, and fostering competition in electric generation. In addition, as noted above, the source of funds for payment of the dividends is clearly identified and the stock transfers are not intended for the disbursal of profits to investors but merely to reflect the changed ownership of the generating assets. Thus, the transfer of the facilities and the related capital dividends affirmatively promotes public policy.

The Honorable David P. Boergers
March 1, 2000
Page 6
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         Request for Commission Action: The Commission is respectfully asked to approve such journal entries and dividend payments as set out herein, and the Commission is asked to take that action on or before May 1, 2000. Conectiv desires to accomplish the transfer of facilities from Delmarva and Atlantic to CDG and CAG and to undertake the new supply arrangements from CDG and CAG on May 1, 2000. The Commission's consideration of this request is appreciated.

                                                     Very truly yours,


                                                     Carmen L. Gentile
                                                     -------------------------
                                                     Carmen L. Gentile
                                                     Counsel for Conectiv


CLG:mkm
Attachments
cc:      See List of Recipients

                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION


DELMARVA POWER & LIGHT COMPANY            )
                                          )            DOCKET NO. EC00-___-000
ATLANTIC CITY ELECTRIC COMPANY            )


                                NOTICE OF FILING

         Take notice that Delmarva Power & Light Company ("Delmarva") and Atlantic City Electric Company ("Atlantic") (collectively, "Applicants"), on March 1, 2000, tendered for filing a request for approval regarding journal entries reflecting dividend payments out of paid-in capital related to the transfer of certain facilities from Delmarva and Atlantic to Conectiv Delmarva Generating, LLC ("CDG") and Conectiv Atlantic Generating, LLC ("CAG"), respectively ("Facility Transfer"). Journal entries based on then available data reflecting such dividend payments were included in a December 17, 1999 application which Delmarva and Atlantic submitted to the Commission under
Section 203 of the Federal Power Act in Docket No. EC00-40-000 to accomplish the Facility Transfer.

         Delmarva and Atlantic request that the Commission approve the use of journal entries and the related accounting reflecting the payment of dividends out of paid-in capital in connection with the Facility Transfer. They have asked that the Commission take this action by May 1, 2000, which is the date that the Applicants hope to accomplish the Facility Transfer and undertake new power supply arrangements related to the Facility Transfer.

         Copies of the filing were served upon Delmarva's wholesale requirements customers, and the Maryland People's Counsel, Maryland Public Service Commission, Delaware Public Service Commission, New Jersey Public Service Commission and the Virginia State Corporation Commission.

         Any person desiring to be heard or to protest said filing should file a motion to intervene or protest with the Federal Energy Regulatory Commission, 888 First Street, N.E., Washington, D.C. 20426, in accordance with Rules 211 and 214 of the Commission's Rules of Practice and Procedure (18 C.F.R. Sections
385.211 and 385.214). All such motions or protests should be filed in accordance with Section 35.8 of the Commission's regulations. Protests will be considered by the Commission in determining the appropriate action to be taken, but will not serve to make protestants parties to the proceeding. Any person wishing to become a party must file a motion to intervene. Copies of this filing are on file with the Commission and are available for public inspection in the Public Reference Room. This filing may also be viewed on the Internet at http://www.ferc.fed.us/online/rims.htm (call 202/208-2222 for assistance).

                                David P. Boergers
                                    Secretary